P.E. ~~2/23/16~~ 1/15/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

16004103

March 23, 2016

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section: 14a-8
Rule: 14a-8 (OPS)
Public
Availability: 3-23-16

Re: Chevron Corporation
Incoming letter dated January 15, 2016

Dear Ms. Ising:

This is in response to your letter dated January 15, 2016 concerning the shareholder proposal submitted to Chevron by Hermes Equity Ownership Services and UMC Benefit Board, Inc. We also have received a letter on the proponents' behalf dated February 9, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

March 23, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated January 15, 2016

The proposal requests that the company publish an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies.

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change. Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(12). In our view, the proposal does not deal with substantially the same subject matter as the proposal included in the company's 2015 proxy materials. We express no position on whether the proposal deals with substantially the same subject matter as the proposal included in the company's 2011 proxy materials. Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

9 February 2016

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Via e-mail

Re: Request for no-action relief filed by Chevron Corporation re shareholder proposal of Hermes Equity Ownership Services and UMC Benefit Board, Inc.

Dear Counsel:

On behalf of Hermes Equity Ownership Services and UMC Benefit Board Inc. (collectively the "proponents"), I am responding to the letter from counsel for Chevron Corporation ("Chevron" or the "Company") dated 15 January 2016) ("Chevron Letter"). In that letter Chevron seeks no-action relief as to a shareholder proposal submitted for inclusion in the proxy materials to be distributed for the 2016 annual meeting. For the reasons set forth below, the proponents respectfully asks the Division to deny the requested relief.

<u>The proposal and Chevron's objections.</u>

The proposal requests that by the 2017 annual meeting, Chevron should–

> . . . with board oversight publish[ ] an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies, at reasonable cost and omitting proprietary information. The report should explain how current capital planning processes and business strategies incorporate analyses of the short and long-term financial risks of a lower carbon economy. Specifically, the report should outline impacts of fluctuating demand and price scenarios on the company's existing reserves and resource portfolio - including the International Energy Agency's "450 Scenario," which sets out an energy pathway consistent with the internationally recognized goal of

limiting the global increase in temperature to 2 degrees Celsius.

The supporting statement cited various economic and political risks associated with climate change, including governmental actions and international agreements regarding greenhouse gas emissions that Chevron acknowledges "could have a significant impact on its business." These developments and the possibility of future policies on the topic require "better transparency on the resilience of Chevron's portfolios under different possible scenarios." The statement notes that while Chevron has provided some indication that consideration of greenhouse gas issues are integrated into the company's strategy, Chevron "has not presented sufficiently detailed analyses of how it expects its portfolio to perform under various carbon-constrained scenarios." The statement concludes by contrasting Chevron's reticence with more significant and specific disclosures from a number of Chevron's peers.

In seeking no-action relief, Chevon relies on two exclusions in Rule 14a-8, the "ordinary business" exclusion in Rule 14a-8(i)(7), and the "substantially the same subject matter" proposal in Rule 14a-8(i)(12)(ii), based on the level of support for two allegedly similar proposals in 2015 and 2011. As we explain below, the company has not sustained its burden of demonstrating that either exclusion is applicable here.

The "ordinary business" objection.

Chevron's objection on this score is somewhat surprising, as the Division has repeatedly considered proposals dealing with climate change as able to clear the "ordinary business" bar, most recently in *Franklin Resources, Inc.* (24 November 2015), where the Division stated that a request for a climate change report could not be excluded, given that the proposal "focuses on the significant issue of climate change." The proposal at issue here, seeking a report on possible scenarios that could play out over the next 20 years, falls comfortably within the realm of proposals that shareholders have been able to vote in recent years.

Perhaps unwilling to acknowledge this point, the company tries to fit the proposal into several pigeonholes that have allowed companies to exclude vastly different proposals dealing with different topics.

First, Chevron argues (at pp. 4-5) that the proposal relates to the company's assessment of the impact of government regulation, citing cases that call upon companies to assess or explain the possible impact of legislation or new regulation on the companies' operations. However, a fair summary of the Division's reasoning in those cases was that although the proposal may have been couched in a neutral fashion, a report on the impact of a proposed bill or rule on the company could draw that company into the legislative or policy arena, yet decisions about how and whether to participate in that arena were a matter of ordinary business. *E.g., Niagara Mohawk Holdings, Inc.* (5 March 2001).

Moreover, the letters cited in Chevron's letter ignore more recent letters, such as *Goldman Sachs Group, Inc.* (7 February 2011), which denied no-action relief as to a proposal seeking a report on the business risk related to developments in the political, legislative, regulation or scientific landscape relating to climate change.

Second, Chevron argues (at pp. 5-7) that the proposal may be excluded because it implicates management's oversight of financial planning and investing. The letters cited, however, were more focused on specific aspects of management's running of the company.

Thus, in *Exxon Mobil Corp.* (6 March 2012), the proposal sought a report on the "economic challenges" associated with developing a specific project, the Canadian oil sands. One can easily distinguish the "economic challenges" associated with a single project – even one that is fairly large-scale in scope – as falling within the realm of management discretion and not an issue on which shareholders can advise.

Similarly, in *FLIR Systems, Inc.* (6 February 2013), the proposal asked the manufacturer of thermal imaging cameras to prepare a report on "energy use management." Although energy efficiency may relate to environmental protection at some level, the focus of the proposal was on how efficiently the company used energy in its day-to-day operations. Moreover, even if the proposal contained the germ of a significant policy issue, the Division has opined that a company may exclude a proposal that combines a policy issue with a day-to-day management issue. *E.g., Peregrine Pharmaceuticals, Inc.* (31 July 2007).

Third, Chevron grudgingly acknowledges the Division's prior letters on climate change, but argues that this proposal is distinguishable because it combines significant policy issues with day-to-day management issues. Chevron tries to distinguish this proposal from the ones in *Apple Inc.* (29 December 2014) or *General Electric Co.* (8 February 2011), which sought, respectively, a report on "the risk to the company posed by possible changes in federal, state or local government policies in the United States relating to climate change and/or renewable energy," and "the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change. The current proposal is different, we are told (at p. 7), because it "seeks disclosure of the financial impact on the Company's existing revenues and resource portfolio and capital planning from a specified hypothetical related to climate change, including the International Energy Agency's '450 Scenario" consistent with limiting global warming to no more than 2 degrees Celsius." Thus, it is argued, the proposal "focuses on the day-to-day business matters of assessing the impact of government regulation and oversight of financial planning and investing."

This is not persuasive for several reasons. The argument inaccurately characterizes the proposal as an attempt to manage day-to-day financial planning. In fact, it seeks an annual report on a variety of possible scenarios over the next 20 years, until 2035, and how management might respond to them. At a certain level, that analysis will inevitably entail financial considerations, but the plain focus of the proposal is on big-picture policy issues, not whether to drill in a specific area (even one as large as the Alberta oil sands).

It is also inaccurate to refer to the proposal as centering on a "specific hypothetical," namely, the IEA "450 Scenario." The resolution is quite clear that the report seeks a report on multiple scenarios, witness the request for information on "the impacts of fluctuating demand and price scenarios on the company's existing reserves and resource portfolio - *including* the International Energy Agency's '450 Scenario'" (emphasis added).

Here again, the cited no-action letters do not support the argument. We addressed the *Exxon Mobil* letter above, and *FirstEnergy Corp.* (8 March 2013) is similar to the *FLIR Systems* letter dealing with how a company manages its energy bill. *PetSmart, Inc.* (24 March 2011) involved a request that suppliers certify their compliance with animal cruelty laws, a request that was so broad that it would cover not only actual cruelty, but minor paperwork violations. *Mattel, Inc.* (10 February 2012) involved another compliance-oriented proposal of the sort that the Division has generally regarded as ordinary business. Finally, in *JPMorgan Chase & Co.* (12 May 2010), a proposal seeking a report on the environmental impact of the bank's lending practices as to strip mining companies was deemed ordinary business because its focus exceeded the environmental impact of project finance and reached day-to-day decisions about extending credit or providing financial services to particular types of customers – topics that have generally been deemed excludable.

For these reasons, we ask you to advise Chevron that the Division does not concur in Chevron's view that the proposal may be excluded under the "ordinary business" exclusion.

<u>The "substantially the same subject matter" objection.</u>

Chevron's next argument is that a proposal dealing with "substantially the same subject matter" was included in Chevron's proxy materials twice "within the preceding 5 calendar years" and may thus be excluded from the 2016 proxy because the last time the proposal was voted, it received less than six percent of the vote. As we now demonstrate, the prior proposals are fundamentally different, not "substantially" the same.

The 2015 proposal, which Chevron's proxy titled a "shareholder proposal regarding dividend policy, sought adoption of a "dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects." This proposal is not "substantially" the same as the proposal at issue here, not by a long shot.

The supporting statement to the 2015 proposal starts from the premise that global oil demand will peak in the next 10-15 years, thus raising questions about the wisdom of investing between now and then in high-cost unconventional energy sources that will have to be sold at a high price to break even. In effect, the proposal posits that the board should get out of exploring for oil in unconventional ways and instead raise the dividend, using all the money Chevron will be saving from reduced exploration. To be sure, the supporting statement does refer to the International Energy Agency and the "growing global concern over climate change," but the 2015 proposal has a clear point of view about what is likely to happen and seemingly recommends a *sauve qui peut* approach towards dividend payments until the day of "peak demand" has arrived. Our proposal, by contrast, is silent (indeed agnostic) on the question of peak demand, requesting instead a report covering a variety of scenarios and making no assumptions about what a proper dividend level should be or what types of exploration Chevron should undertake.

Should the Division agree with us that the 2015 proposal is not "substantially" the same as our proposal, then Chevron's Rule 14a-8(i)(12) argument must fail, as Chevron would be left with only the 2011 proposal occurring within the past five calendar years, and that is not sufficient to trigger exclusion under the (i)(12) proposal.

Although there is thus no need to consider the 2011 proposal, we note that it is not "substantially" the same as the pending proposal. The 2011 proposal requests preparation of a report on the "financial risks resulting from climate change and its impact on shareholder value over time, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareholder value."

To be sure, both proposals deal with climate change at some level, but the focus is different. The 2011 proposal recommends that the company consider seven enumerated factors in preparing the requested risk report, including emissions management, water scarcity, physical risk such as rising sea levels, and reputational or brand injury.

The 2011 proposal is thus a far more diffuse in scope than our proposal, which does not treat the topic of "climate change" as broadly as the 2011 proposal, but instead focuses on "the resilience of Chevron's portfolios under different possible scenarios." Also, the 2011 proposal sought a report on "impact to shareholder value" whereas our resolution asks for disclosure of information that shareholders can use to conduct their own analysis.

Moreover, the context in which shareholders will be voting on our proposal is significantly different than it was five years ago, in 2011, or even last year. Our supporting statement cites various international actions in 2014 and 2015 to limit greenhouse gas emissions, including most notably the historic December 2015 Paris Agreement in which 195 nations agreed on a framework to reduce greenhouse gas emissions in the years ahead. See "Nations Approve Landmark Climate Accord in Paris," The New York Times (12 December 2015), *available at* http://www.nytimes.com/2015/12/13/world/europe/climate-change-accord-paris.html?_r=0. See also United Nations Framework Convention on Climate Change, *available at* http://unfccc.int/2860.php.

The Paris Agreement thus brings greater focus and clarity to a discussion of climate change than was possible five years ago. Thus, even if the Division should consider the 2011 proposal in addressing Chevron's (i)(12) argument, that proposal is not "substantially the same" as the proposal at issue here.

Conclusion.

For these reasons we respectfully submit that Chevron has not carried its burden of demonstrating that the proponents' resolution may be omitted from the company's 2016 proxy materials, and we ask the Division to advise Chevron that you concur in this view.

Thank you for your consideration of this matter. Please do not hesitate to contact me if there is any further information that I can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Elizabeth A. Ising, Esq., Gibson Dunn & Crutcher
Darren Brady, Hermes Equity Ownership Services
Anita Green, Wespath Investment Management

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 15, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of Hermes Equity Ownership Services and UMC Benefit Board, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Chevron Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Legal & General Assurance (Pensions Management) Limited on behalf of Hermes Equity Ownership Services, and from Wespath Investment Management on behalf of UMC Benefit Board, Inc. (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we:

- have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2016 Proxy Materials with the Commission; and
- are sending copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED:**
>
> Shareholders request that by the Annual Meeting of Stockholders in 2017, Chevron Corporation (Chevron), with board oversight publishes an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies, at reasonable cost and omitting proprietary information. The report should explain how current capital planning processes and business strategies incorporate analyses of the short and long-term financial risks of a lower carbon economy. Specifically, the report should outline impacts of fluctuating demand and price scenarios on the company's existing reserves and resource portfolio - including the International Energy Agency's "450 Scenario," which sets out an energy pathway consistent with the internationally recognized goal of limiting the global increase in temperature to 2 degrees Celsius.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as at least two previously submitted stockholder proposals that were included in the Company's 2015 and 2011 proxy materials, respectively, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

To the extent that public climate change policy changes have occurred or are pending, the Company assesses their impact on its existing reserves and resource portfolio in the ordinary course of its business. Thus, as further discussed below, the focus of the Proposal is on how the Company responds to government regulation and public policy and an assessment of the Company's long-term portfolio impacts, capital planning processes, and business strategies, all of which are matters that implicate the Company's ordinary business. Rule 14a-8(i)(7) allows for the exclusion of a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The 1998 Release further distinguishes proposals pertaining to ordinary business matters from those involving "significant social policy issues," the latter of which are not excludable under Rule 14a-8(i)(7) because they "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). In this regard, when assessing proposals under Rule 14a 8(i)(7), the Staff considers the terms of the resolution and its supporting statement as a whole. *See* Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.").

A stockholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999).

Here, taking the Proposal and its supporting statement as a whole, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations—the impact of government regulation and other public policies on the Company's existing reserves and resource portfolio, and management's oversight of financial planning and investing. As discussed in more detail below, the Staff has concurred with the exclusion of similar stockholder proposals under Rule 14a-8(i)(7). Further, regardless of whether the Proposal is framed in the context of a significant policy issue, the entire Proposal is excludable because it addresses ordinary business matters.

A. The Proposal Relates To The Company's Assessment Of The Impact Of Government Regulation.

The Proposal requests a report on "long-term portfolio impacts to 2035 of possible public climate change policies," which "should explain how current capital planning processes and business strategies incorporate analyses of the short and long-term financial risks of a lower carbon economy." In this respect, the Proposal is similar to others that the Staff concurred could be excluded under Rule 14a-8(i)(7). In *General Electric Co.* (avail. Jan. 30, 2007), the proposal requested a report on legislative initiatives affecting the Company, including the Company's plans to "reduc[e] the impact on the Company of: unmeritorious litigation (lawsuit/tort reform); unnecessarily burdensome laws and regulations (e.g., Sarbanes-Oxley reform); and taxes on the Company (i.e., tax reform)." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) because it involved evaluating the impact of government regulation on the Company. *See also Citigroup Inc.* (avail. Feb. 5, 2007); *Bank of America Corp.* (avail. Jan. 31, 2007); *Pfizer Inc.* (avail. Jan. 31, 2007) (same).

Similarly, in *Yahoo! Inc.* (avail. Apr. 5, 2007) and *Microsoft Corp.* (avail. Sept. 29, 2006), the Staff concurred in the exclusion of proposals calling for an evaluation of the impact on the company of expanded government regulation of the Internet. Additionally, in *General Electric Co.* (avail. Jan. 17, 2006), the Staff concluded that a proposal relating to a report on the impact of a flat tax was properly excludable under Rule 14a-8(i)(7) as relating to the Company's "ordinary business operations (i.e., evaluating the impact of a flat tax on GE)." *See also Verizon Communications Inc.* (avail. Jan. 31, 2006) (same); *Citigroup Inc.* (avail. Jan. 26, 2006) (same); *Johnson & Johnson* (avail. Jan. 24, 2006) (same). Likewise, in *Pepsico, Inc.* (avail. Mar. 7, 1991), the Staff concurred that a stockholder proposal calling for an evaluation of the impact on the company of various health care reform proposals being considered by federal policy makers could be excluded from the company's proxy materials in reliance on Rule 14a-8(i)(7). *See also Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings); *Electronic Data Systems Corp.* (avail. Mar. 24, 2000) (concurring in the exclusion of a similar proposal under Rule 14a-8(i)(7)).

As in the precedent above, the Proposal requests that management review and report on the 20-year impact on the Company's existing reserves and resource portfolio of "possible public climate change policies." The Company's assessment of and response to legislative, regulatory and other public policy initiatives that are known and capable of being assessed impacts many aspects of the Company's business and is a customary and important responsibility of management. The Company devotes significant time and resources to monitoring its compliance with existing laws and regulations, and evaluating the potential impact of proposed laws and regulations. This process involves the study of a number of concrete factors, including the dynamics of public policy formulation in the jurisdictions in which the Company operates, the evaluation of potential responses to such regulations by the Company and its competitors, and the anticipated effect of public policies on the Company's financial position and stockholder value. Likewise, these assessments implicate Company decisions on whether to participate in the public policy development process, which themselves involve complex decisions implicating the use of corporate resources and the interaction of such efforts with other public policy communications by the Company. Stockholders are not positioned to make such judgments. Rather, determining appropriate responses to and assessing the impact of such reforms are matters more appropriately addressed by management. And in fact, the Company's management routinely makes such assessments, based on public policies and technology in place or anticipated in the future, when determining whether and how to develop its diverse portfolio of assets and whether to invest significant amounts into renewable technologies, such as wind, solar, hydro and batteries, and when developing its budgets and valuing assets as part of its financial planning process. Accordingly, as with the precedent cited above, the Proposal seeks to subject to stockholder oversight ordinary business assessments that are within the scope of Rule 14a-8(i)(7).

B. The Proposal Is Excludable Because It Implicates Management's Oversight Of Financial Planning And Investing.

The Proposal is excludable under Rule 14a-8(i)(7) because the action requested implicates management's oversight of financial planning and investing, which is a matter directly related to the Company's ordinary business operations. The Proposal seeks a report on the "long-term portfolio impacts to 2035 of possible public climate change policies . . . ," which "should explain how current capital planning processes and business strategies incorporate analyses of the short and long-term financial risks of a lower carbon economy," including "impacts of fluctuating demand and price scenarios on the company's existing reserves and resource portfolio." The Supporting Statement indicates that "investors require better transparency on the resilience of Chevron's portfolios under different possible scenarios." The requested report would reach not only the Company's current financial planning, but also its estimates for the useful lives of its assets. However, assessing the valuation and useful lives of corporate assets, including whether they have or might be impaired as a result of various developments, and planning capital expenditures are a central and routine aspect of management's oversight over the Company's day-to-day operations and its long-term financial planning and investment decisions. Because the report would focus on management's financial reporting and strategic financial planning and investing, exclusion of the proposal pursuant to Rule 14-8(i)(7) is warranted.

The Staff consistently has concurred in the exclusion of stockholder proposals that ask the company to prepare a report that addresses the financial and economic risks associated with its operations. In *Exxon Mobil Corp.* (avail. Mar. 6, 2012), the company received a proposal requesting a report on "possible short and long term risks to the company's finances and operations" related to the company's oil sands operation. The proposal sought a review of the risks "posed by the environmental, social and economic challenges associated with the oil sands." The company argued that "[a]ssessing financial and operational risks posed by the challenges associated with oil sands [was] an intricate process" and decisions related to the oil sands were "fundamental to management's ability to run the Company on a day-to-day basis . . . ." The Staff permitted the exclusion of the proposal because it "addresse[d] the 'economic challenges' associated with the oil sands and [did] not, in [the Staff's] view, focus on a significant policy issue."

Similarly, in *FLIR Systems, Inc.* (avail. Dec. 2012), the Staff concurred with the exclusion of a proposal that requested a report "describing the company's short- and long-term strategies on energy use management." The proposal indicated that the report should include "a company-wide review of the policies, practices, and metrics related to FLIR System's energy management strategy." The company argued that "the central action sought by the [p]roposal is a reevaluation of how FLIR invests in energy technology relating to the day-to-day operation of its facilities, how it implements its growth strategy, and how it weighs risk and reward with respect to its investments." The Staff concluded that the proposal focused "primarily on FLIR's strategies for managing its energy expenses," and concurred that its exclusion was warranted because "[p]roposals that concern the manner in which a company manages its expenses are generally excludable under [R]ule 14a-8(i)(7)."

As with the precedents discussed above, the Proposal seeks a report on the "long-term portfolio impacts to 2035 of possible public climate change policies . . . ," including "how current capital planning processes and business strategies incorporate analyses of the short and long-term financial risks of a lower carbon economy," and "impacts of fluctuating demand and price scenarios on the company's existing reserves and resource portfolio." Just as in *Exxon Mobil*, where the Staff concurred with exclusion because the requested report related to "economic challenges" associated with the company's operations, exclusion is warranted here because the requested report relates to "financial risks" associated with the Company's operations. Similarly, just as in *FLIR Systems*, where the Staff concurred in exclusion because the report concerned the manner in which the company managed its expenses, exclusion is appropriate here because the Proposal seeks a report concerning "current capital planning processes." Because these are matters of ordinary business operations, they may be excluded under Rule 14a-8(i)(7).

C. Regardless Of Whether The Proposal Touches Upon A Significant Policy Issue, The Entire Proposal Is Excludable Because It Addresses Ordinary Business Matters.

The precedent set forth above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). While the Staff has found proposals addressing the issue of climate change to implicate significant policy issues, the Proposal is distinguishable from those past proposals because it is not limited to the significant policy issue of climate change but instead focuses on day-to-day business issues.

The Proposal is distinguishable from other recent proposals where the Staff has declined to find that the requested report implicates ordinary business matters. In *Apple Inc.* (avail. Dec. 29, 2014), stockholders requested a report "disclosing the risk to the company posed by possible changes in federal, state or local government policies in the United States relating to climate change and/or renewable energy." Similarly, in *General Electric Co.* (avail. Feb. 8, 2011), stockholders requested a "report disclosing the business risk related to developments in the scientific, political, legislative and regulatory landscape regarding climate change." The Staff did not concur with the companies' arguments that those proposals could be excluded on Rule 14a-8(i)(7) grounds. However, those proposals each sought a general assessment comparable to what is required to be disclosed in a company's Management's Discussion and Analysis of Financial Condition and Results of Operations pursuant to the Commission's interpretive release entitled "Commission Guidance Regarding Disclosure Related to Climate Change," Securities Act Rel. No. 9106 (Feb. 8, 2010). In contrast, the Proposal seeks disclosure of the financial impact on the Company's existing reserves and resource portfolio and capital planning from a specified hypothetical (public policies related to climate change, including the International Energy Agency's "450 Scenario" consistent with limiting global warming to no more than 2 degrees Celsius). As a result, the Proposal does not focus on the issue of climate change, but instead focuses on the day-to-day business matters of assessing the impact of government regulation and oversight of financial planning and investing.

In this respect, the Proposal is comparable to the one considered by the Staff in *Exxon Mobil Corp.* (avail. Mar. 6, 2012), which, as discussed above, requested a report on "possible short and long term risks to the company's finances and operations" related to the company's oil sands operation. The Staff granted no-action relief under Rule 14a-8(i)(7) and noted that "the proposal addresses the 'economic challenges' associated with the oil sands and does not, in [the Staff's] view, focus on a significant policy issue." Similarly, in *FirstEnergy Corp.* (avail. Mar. 8, 2013), despite the facts that matters of energy efficiency and renewable energy are viewed as a significant policy issue, the Staff permitted exclusion of a proposal seeking a report on actions the company could take to "reduce risk throughout its energy portfolio by diversifying the [c]ompany's energy resources to include increased energy efficiency and renewable energy resources." These letters are consistent with the Staff's position in many other instances where the context of a proposal touches upon a significant policy issue, but the proposal itself addresses day-to-day business matters. For example, the proposal in *PetSmart, Inc.* (avail. Mar. 24, 2011) requested that the board require its suppliers to certify they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents," the principal purpose of which related to preventing animal cruelty. The Staff granted no-action relief under Rule 14a-8(i)(7) and stated, "Although the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping.'" *See also Mattel, Inc.* (avail. Feb. 10, 2012) (concurring in the exclusion of a proposal that requested the company require its suppliers publish a report detailing their compliance with the International Council of Toy Industries Code of Business Practices, noting that the ICTI encompasses "several topics that relate to . . . ordinary business operations and are not significant policy issues"); *JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (concurring in the exclusion of a proposal that requested the adoption of a policy barring future financing of companies engaged in a particular practice that impacted the environment because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions").

Here, by requesting an assessment of the long-term impact of public climate change policies on the Company's existing reserves and resource portfolio through 2035 and capital planning processes, the focus of the Proposal fails to transcend ordinary business matters. Assessing the impact of regulation and overseeing financing planning and investing are core to the business of the Company. Like the proposals in *Exxon Mobil*, *First Energy*, *PetSmart*, *Mattel* and *JPMorgan Chase*, where companies were permitted to exclude proposals that implicated ordinary business issues, the Proposal's focus on government regulation and financial planning and investing implications of a specific scenario fails to transcend the Company's ordinary business operations. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(12)(ii) Because It Deals With Substantially The Same Subject Matter As At Least Two Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(ii), a stockholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the stockholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the stockholder proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. Instead, pursuant to the Commission's statement in Exchange Act Release No. 20091, when considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff consistently has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals request that the company take different actions. For example, the Staff has concurred with the exclusion of proposals under Rule

14a-8(i)(12) where one proposal requested a report or disclosure of information and the other proposal requested that the company change its policy or take a specific course of action. *See Medtronic Inc.* (avail. June 2, 2005) (concurring that a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as dealing with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Under this line of precedent, it does not matter if the course of action requested in one proposal differs from that requested in the other proposal, provided that both proposals address the same substantive concerns. For example, in *General Electric Co.* (avail. Feb. 6, 2014), the Staff considered a proposal requesting that the company amend its nuclear energy policy to "offer to assist utilities with GE reactors to expedite the transfer of their irradiated fuel rods to hardened on-site dry-cask storage," and "expend research funding to seek technologies and procedures designed to reduce damage from cooling water deficiencies and excesses due to climate change." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as a previous proposal addressing the health and safety implications of nuclear energy that asked the company to "reverse its nuclear energy policy, and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment." The specific actions requested by the proposals in *General Electric* were very different—reversing the company's nuclear energy policy and phasing out all nuclear activities as compared to amending its nuclear energy policy to offer to assist utilities with transferring irradiated fuel rods and to expend research funding to seek to reduce the damage from cooling water deficiencies and excesses due to climate change—but the Staff agreed with the company that both proposals addressed concerns regarding the health and safety implications of nuclear power facilities and the Company's association with the nuclear energy industry. Therefore, because both proposals dealt with substantially the same substantive concerns, the Staff found the proposal to be excludable. *See also Pfizer Inc.* (avail. Feb. 25, 2008) (proposal requesting a report on the rationale for the company's alleged practice of exporting the company's animal experimentation to countries with substandard animal welfare regulations excludable as involving substantially the same subject matter as previous proposals on animal care and testing, including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods); *Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

In addition, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) even if the proposals differ in scope from the prior proposals to which they have been compared. For example, in *Chevron Corp.* (avail. Mar. 27, 2014), the Staff permitted the exclusion pursuant to Rule 14a-8(i)(12) of a stockholder proposal requesting that the Company prepare a report on its "goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long and short term financial and operational risks to the [C]ompany," because the proposal dealt with substantially the same subject matter as three prior proposals requesting that the Company report to stockholders on the perceived risks to the Company associated with climate change and the measures the Company intended to take to address such risks. Although the scope of the proposals differed, the Staff permitted the exclusion of the proposal because all of the proposals requested a response to the various perceived risks of climate change and how the Company was addressing these perceived risks. *See also Exxon Mobil Corp.* (avail. Mar. 7, 2013) (concurring that a proposal requesting that the board of directors review the exposure of the company's facilities to climate risk and issue a report to stockholders was excludable because it dealt with substantially the same subject matter as three prior proposals requesting that the company either establish a committee or a task force to address issues relating to global climate change); *Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on the right to water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations).

B. The Proposal Deals With Substantially The Same Subject Matter As At Least Two Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Company has within the past five years included in its proxy materials at least two stockholder proposals regarding the perceived financial risks to the Company associated with climate change and related public policies and the Company's actions to protect stockholders' investments in light of those risks.

- The Company included in its 2015 proxy materials, filed with the SEC on April 9, 2015 (the "2015 Proposal," attached as Exhibit B), a stockholder proposal that requested that the Board "adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects."

- The Company included in its 2011 proxy materials, filed with the SEC on April 14, 2011 (the "2011 Proposal," attached as Exhibit C), a stockholder proposal that requested that the Board prepare a report "on the financial risks resulting from climate change and its impacts on shareowner value over time, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value."

The Proposal deals with substantially the same subject matter as each of the 2015 Proposal and 2011 Proposal (collectively, the "Previous Proposals"). In this regard, the Proposal and the Previous Proposals each request that the Company address the perceived financial risks to the Company associated with climate change and related public policies and the Company's actions to protect stockholders' investments in light of those risks. Specifically:

- The Proposal and the Previous Proposals each express concern about the changes occurring as a result of climate change and ongoing public policy reactions to it.

    - The Proposal asks for information on the impacts of "the International Energy Agency's '450 Scenario,' which sets out an energy pathway consistent with the internationally recognized goal of limiting the global increase in temperature to 2 degrees Celsius," and states that "[r]ecognizing the economic and political risks associated with climate change, 193 governments agreed that they should take action to limit the global temperature increase to 2 degrees Celsius." The Proposal also refers to agreements between the U.S. and China to reduce greenhouse gas emissions.

- The 2015 Proposal refers to "growing global concern over climate change and actions to address it" and cites reports that state that "[n]o more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degrees Celsius goal," adding that "U.S. and China leaders recently signed an historic accord to limit greenhouse gas emissions," and that "similarly, European leaders have committed to a 40 percent reduction by 2030."

- The 2011 Proposal cites numerous potential harms from climate change, including "dramatic weather events," "national security implications" and "negative effects on global economies," and urges management to consider various risks resulting from climate change, including "U.S. and global regulatory risks of legislative proposals for carbon taxes and cap and trade." The 2011 Proposal also states that "[s]cientific, business, and political leaders globally have identified the risks of climate change for the natural environment and the global economy and therefore called for urgent action by governments and companies."

- <u>The Proposal and the Previous Proposals each then focus on concerns regarding the perceived financial risks to the Company associated with climate change and related public policies.</u>

  - The Proposal highlights the "short and long-term financial risks of a lower carbon economy," including the "impacts of fluctuating demand and price scenarios," and refers to the "economic . . . risks associated with climate change." Noting that "policies and regulations that place a price on greenhouse gas emissions could have a significant impact on [the Company's] business," the Proposal states that "[t]he likelihood that policy makers will continue to introduce meaningful policies addressing climate change makes it vital that Chevron provide investors with more detailed analyses of the potential risks to its business, under a range of scenarios."

  - Similarly, the 2015 Proposal notes that "the [oil] industry [has become] particularly vulnerable to a downturn in demand" and refers to the "downside risks that could result from lower-than-expected demand for oil and cost competitive renewables." The 2015 Proposal also cites numerous statistics regarding the potential negative impacts of climate change and related public policies on capital expenditures.

  - In addition, the 2011 Proposal cites "negative effects on global economies [that will] confront[] business leaders with major challenges," "business risks . . . [of] climate change" and "the impacts, risks and opportunities posed by climate change for our company and its future operations." It also asks for a report "on the financial risks resulting from climate change."

- The Proposal and the Previous Proposals also each discuss that a specific potential financial risk of climate change and related public policies is stockholders' investments.

    - The Proposal states that "[a]ctions to address climate change will meaningfully affect the demand for, and costs associated with, finding, extracting, refining and selling carbon-based fuels and therefore shareholder value."

    - Similarly, the 2015 Proposal cites a statistic about a potential "drop [of] 40 to 60 percent" in the "equity valuation of oil producers" and states that "[s]hareholders are concerned that shareholder capital is at increasing risk from capital expenditures on high cost, high carbon projects that may become stranded."

    - Likewise, the 2011 Proposal asserts that "climate change, other environmental risks and related government policies may have a significant impact on our investment in Chevron" and that "management [will need] to respond effectively to protect and enhance shareowner value."

- The Proposal and the Previous Proposals each seek Company actions to protect stockholders' investments in light of the perceived financial risks posed by climate change and related public policies.

    - The Proposal requests that the Company issue an annual report that contains an "assessment of long-term portfolio impacts to 2035 of possible public climate change policies," "explain[s] how current capital planning processes and business strategies incorporate analyses of the short and long-term financial risks of a lower carbon economy," and "outline[s] impacts of fluctuating demand and price scenarios on the company's existing reserves and resource portfolio." According to the Proposal, the requested report would "demonstrate[] that Chevron is strategically planning to remain competitive in a carbon-constrained future and generate continued value for shareholders."

    - The 2015 Proposal requests that the Company "adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders *in light of the growing potential for stranded assets and decreasing profitability*." (emphasis added)

- And, similarly, the 2011 Proposal requests that the Company "prepare a report to shareowners on the financial risks resulting from climate change and its impacts on shareowner value over time, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value."

Thus, the substantive concerns underlying both the Proposal and the Previous Proposals are the same. Even if the Proposal and Previous Proposals requested reports that may differ in their precise terms and scope, this does not preclude no-action relief under Rule 14a-8(i)(12). As illustrated in the *General Electric*, *Chevron Corp.*, *Pfizer Inc.*, *Exxon Mobil Corp.* (avail. Mar. 7, 2013), *Exxon Mobil Corp.* (avail. Mar. 23, 2012) and other precedents cited above, the Staff consistently has concurred with the exclusion of stockholder proposals that varied in language and scope from previously submitted proposals. As in the precedent cited above, although the specific language in the Previous Proposals and the Proposal may differ, each addresses the same substantive concern—the perceived financial risks to the Company associated with climate change and related public policies and the Company's actions to protect stockholders' investments in light of those risks.

C. The Stockholder Proposal Included In The Company's 2015 Proxy Materials Did Not Receive The Stockholder Support Necessary To Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of stockholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on June 2, 2015, which states the voting results for the Company's 2015 Annual Meeting of Stockholders and is attached as Exhibit D, the 2015 Proposal received 3.22% of the votes cast at the Company's 2015 Annual Meeting of Stockholders.[1] Thus, the vote on the 2015 Proposal (which is the most recently submitted of the 2015 and 2011 Proposals) failed to achieve the 6% threshold specified in Rule 14a-8(i)(12)(ii) at the 2015 Annual Meeting.

For the foregoing reasons, the Company may exclude the Proposal from its 2016 Proxy Materials under Rule 14a-8(i)(12)(ii).

---

[1] The 2015 Proposal received 1,225,537,812 "against" votes and 40,738,831 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Christopher A. Butner, the Company's Assistant Secretary and Managing Counsel, Securities/Corporate Governance, at (925) 842-2796.

Sincerely,

Elizabeth Ising /KLR

Elizabeth A. Ising

Enclosures

cc: Christopher A. Butner, Chevron Corporation
Sharon Mebergall, Legal & General Assurance (Pensions Management) Limited
o/b/o Hermes Equity Ownership Services
Cornish F. Hitchcock, Hitchcock Law Firm PLLC
Anita Green, Wespath Investment Management o/b/o UMC Benefit Board, Inc.

102052904.5

Exhibit A

From:	Darren Brady
To:	Corporate Governance Correspondence
Cc:	Jenkinson, Kirsty; "Green, Anita"; Tim Goodman; Darren Brady; "Con Hitchcock"
Subject:	[**EXTERNAL**] Shareholder Proposal Submission
Date:	Thursday, December 10, 2015 8:01:12 AM
Attachments:	201512091516 (Cover Letter).pdf CHEVRON Hermes Wespath Resolution (final).pdf DOC001 (Custodian Confirmation).pdf

Dear Ms. Francis:

You should receive shortly a shareholder proposal that is being submitted by Legal & General Assurance (Pensions Management) Limited ("Legal and General") on behalf of its client, Hermes Equity Ownership Services ("Hermes"). After the package was sent from here in London, we realized that we had inadvertently included an earlier version of the resolution. I attach the final version of our resolution to this e-mail and would be grateful if you could please use this text in lieu of the text being mailed to you.

This proposal is being co-filed with UMC Benefit Board, Inc. which is being represented by its investments division, Wespath Investment Management (Wespath).

-

We would appreciate confirmation of your timely receipt of these materials. Please inform us of any questions or further information you may require at this stage.

Kind Regards,

HERMES
INVESTMENT MANAGEMENT

Darren Brady

Direct tel: + 44 (0)20 7680 3783
Email: Darren.Brady@hermes-investment.com
www.hermes-investment.com

Hermes Investment Management
1 Portsoken Street
London, E1 8HZ
Switchboard: +44 (0)20 7702 0888

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Your Ref
Direct Tel
Direct Fax
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Date 9th December 2015

Legal & General
INVESTMENT MANAGEMENT

Legal and General Assurance
(Pensions Management) Limited
One Coleman Street
London
EC2R 5AA
Tel: +44 (0)20 3124 3124

Ms Mary A. Francis
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bolinger Canyon Road
San Ramon, CA 94583-2324
USA

Re: Shareholder proposal for 2016 annual meeting

Dear Ms Francis:

On behalf of Legal & General Assurance (Pensions Management) Limited ("Legal and General"), I submit the enclosed shareholder proposal for inclusion in the proxy materials that Chevron Corporation plans to circulate to shareholders in anticipation of the 2016 annual meeting. The proposal is being submitted under SEC Rule 14a-8.

Legal and General is acting on behalf of its client, Hermes Equity Ownership Services ("Hermes"), on this matter, and Hermes would be very interested in having a dialogue with the Company about the issues raised by this resolution.

This proposal is being co-filed with UMC Benefit Board, Inc. which is being represented by its investments division, Wespath Investment Management (Wespath).

Legal and General has beneficially held over $2000 worth of Chevron Corp. common stock on Hermes behalf for more than one year and plans to continue ownership through the date of the 2016 annual meeting, which a representative is prepared to attend. These shares are held by Citibank and a letter from Citibank confirming ownership is being provided under separate cover.

If you require any additional information, please let me know. In addition, we would be grateful if you could please address any correspondence in connection with this proposal to the undersigned and to Cornish F. Hitchcock, Hitchcock Law Firm PLLC, 5614 Connecticut Avenue, NW, No. 304, Washington, DC 20015, telephone: (202) 489-4813, e-mail: conh@hitchlaw.com.

Yours sincerely

S. Mebergall

NAME SHARON MEBERGALL
TITLE DIRECTOR

For and on behalf of
Legal and General Assurance (Pensions Management) Limited

CHEVRON CORPORATION - CLIMATE CHANGE IMPACT ASSESSMENT

RESOLVED: Shareholders request that by the Annual Meeting of Stockholders in 2017, Chevron Corporation (Chevron), with board oversight publishes an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies, at reasonable cost and omitting proprietary information. The report should explain how current capital planning processes and business strategies incorporate analyses of the short and long-term financial risks of a lower carbon economy. Specifically, the report should outline impacts of fluctuating demand and price scenarios on the company's existing reserves and resource portfolio - including the International Energy Agency's "450 Scenario," which sets out an energy pathway consistent with the internationally recognized goal of limiting the global increase in temperature to 2 degrees Celsius.

SUPPORTING STATEMENT:
Actions to address climate change will meaningfully affect the demand for, and costs associated with, finding, extracting, refining and selling carbon-based fuels and therefore shareholder value.

Recognizing the economic and political risks associated with climate change, 193 governments agreed that they should take action to limit the global temperature increase to 2 degrees Celsius (Cancun Agreements). In 2014, the United States and China agreed to policy and regulatory actions to reduce greenhouse gas emissions and expanded those actions in 2015. Pursuant to the Durban Platform, over 175 parties submitted plans to reduce greenhouse gas emissions in advance of the 21st Conference of the Parties in Paris in 2015.

Based on these and likely future developments, investors require better transparency on the resilience of Chevron's portfolios under different possible scenarios.

Chevron recognized in its Securities and Exchange Commission filings and sustainability reporting that policies and regulations that place a price on greenhouse gas emissions could have a significant impact on its business. The likelihood that policy makers will continue to introduce meaningful policies addressing climate change makes it vital that Chevron provide investors with more detailed analyses of the potential risks to its business, under a range of scenarios. While Chevron provides some indication that "consideration of greenhouse gas issues, climate change related risks and carbon pricing risks are integrated into its strategy, business planning, risk management tools and processes," it has not presented sufficiently detailed analyses of how it expects its portfolio to perform under various carbon-constrained scenarios. This contrasts with Chevron's competitors, including:

- Ten oil and gas companies announcing their shared ambition to limit the global average temperature rise to 2 degrees Celsius (Oil and Gas Climate Initiative);

- Shell, BP, and Statoil endorsing the "Strategic Resilience for 2035 and Beyond" shareholder resolutions that received almost unanimous investor support in 2015;
- ConocoPhillips testing its capital planning decisions against four carbon-constrained scenarios, and;
- BHP Billiton, which has oil and gas assets and competes with Chevron in some markets, releasing its "Climate Change: Portfolio Analysis" evaluating the impacts of multiple 2 degree pathways on its assets.

Publication of the report requested in this resolution demonstrates that Chevron is strategically planning to remain competitive in a carbon-constrained future and generate continued value for shareholders.

citi

9 December 2015

Ms. Mary A. Francis
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
USA

Via courier
Cc: corpgov@chevron.com

Re: Shareholder proposal for 2016 annual meeting

Dear Ms. Francis:

Please note this letter supersedes the other letter with the same subject.

I write in connection with the shareholder proposal being submitted by Legal & General Assurance (Pensions Management) Limited ("Legal and General) to Chevron Corporation on behalf of Hermes Equity Ownership Services ("Hermes"). This will confirm that on the date Legal and General submitted that proposal, Legal and General beneficially held 15,947 shares of Chevron Corporation common stock for the benefit of Hermes through Citibank under the account name of "L&G FTSE RAFI ALL WORLD 3000 DEVELOPED EQUITY INDEX FUND - DESIGNATION ***FISMA & OMB Memorandum M-07-16***." In addition, Legal and General has continuously held more than $2000 worth of Chevron Corporation common stock in this account for more than one year prior to that date.

Very truly yours,

Chris D. Robinson
Senior Vice President
Department Manager
London Client Services

From:	Green, Anita
To:	Corporate Governance Correspondence
Cc:	Darren Brady (Darren.Brady@hermes-investment.com); GOODMAN Tim (T.Goodman@hermes.co.uk)
Subject:	[**EXTERNAL**] Shareholder Proposal for 2016
Date:	Thursday, December 10, 2015 7:57:45 AM
Attachments:	image001.png Chevron Filing Letter2016.pdf CHEVRON_Joint Hermes _Wespath Resolution final.pdf CVX Certification of Shares 12-15.pdf

---

Ms. Francis,

Wespath Investment Management, on behalf of UMC Benefit Board and in cooperation with Hermes EOS, respectfully submits the attached shareholder resolution for consideration at the 2016 Annual Meeting of Shareholders. Hard copy will follow via overnight courier.

Sincerely,
Anita Green

Anita Green
Manager, Sustainable Investment Strategies

Wespath

Wespath Investment Management
1901 Chestnut Avenue
Glenview, IL 60025-1604
847.866.5287
agreen@wespath.com

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UMC Benefit Board, Inc.

Caring For Those Who Serve

1901 Chestnut Ave.
Glenview, Illinois 60025-1604
800-851-2201

December 10, 2015

Mary A. Francis
Corporate Secretary and Chief Governance Officer
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583-2324

Re: Shareholder Proposal for 2016 Annual Meeting of Shareholders

Dear Ms. Francis:

UMC Benefit Board, Inc., as trustee, ("Benefit Board") is the legal owner of 168,000 shares of Chevron Corporation ("Chevron") stock. Benefit Board acts as the trustee of assets related to various pension, health and welfare plans of The United Methodist Church, and of other church-related assets.

We are filing, in cooperation with Hermes EOS, the enclosed shareholder proposal for consideration at your 2016 Annual Meeting. In brief, the proposal requests the company publish a report describing the impact of fluctuating commodity price and demand scenarios on Chevron's portfolio of oil and gas reserves.

We are filing the enclosed shareholder proposal for inclusion in the 2016 proxy statement in accordance with SEC Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Benefit Board has continuously held Chevron shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. Benefit Board will maintain the required ownership of Chevron stock through the date of the 2016 Annual Meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. In future communications, Benefit Board will be represented by our investments division, Wespath Investment Management (Wespath).

If you have any questions concerning this resolution, please contact me at 847-866-5287 or agreen@wespath.com.

Sincerely,

Anita Green

Manager, Sustainable Investment Strategies

Cc: Darren Brady, Hermes EOS
corpgov@chevron.com

CHEVRON CORPORATION - CLIMATE CHANGE IMPACT ASSESSMENT

RESOLVED: Shareholders request that by the Annual Meeting of Stockholders in 2017, Chevron Corporation (Chevron), with board oversight publishes an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies, at reasonable cost and omitting proprietary information. The report should explain how current capital planning processes and business strategies incorporate analyses of the short and long-term financial risks of a lower carbon economy. Specifically, the report should outline impacts of fluctuating demand and price scenarios on the company's existing reserves and resource portfolio - including the International Energy Agency's "450 Scenario," which sets out an energy pathway consistent with the internationally recognized goal of limiting the global increase in temperature to 2 degrees Celsius.

SUPPORTING STATEMENT:
Actions to address climate change will meaningfully affect the demand for, and costs associated with, finding, extracting, refining and selling carbon-based fuels and therefore shareholder value.

Recognizing the economic and political risks associated with climate change, 193 governments agreed that they should take action to limit the global temperature increase to 2 degrees Celsius (Cancun Agreements). In 2014, the United States and China agreed to policy and regulatory actions to reduce greenhouse gas emissions and expanded those actions in 2015. Pursuant to the Durban Platform, over 175 parties submitted plans to reduce greenhouse gas emissions in advance of the 21st Conference of the Parties in Paris in 2015.

Based on these and likely future developments, investors require better transparency on the resilience of Chevron's portfolios under different possible scenarios.

Chevron recognized in its Securities and Exchange Commission filings and sustainability reporting that policies and regulations that place a price on greenhouse gas emissions could have a significant impact on its business. The likelihood that policy makers will continue to introduce meaningful policies addressing climate change makes it vital that Chevron provide investors with more detailed analyses of the potential risks to its business, under a range of scenarios. While Chevron provides some indication that "consideration of greenhouse gas issues, climate change related risks and carbon pricing risks are integrated into its strategy, business planning, risk management tools and processes," it has not presented sufficiently detailed analyses of how it expects its portfolio to perform under various carbon-constrained scenarios. This contrasts with Chevron's competitors, including:

- Ten oil and gas companies announcing their shared ambition to limit the global average temperature rise to 2 degrees Celsius (Oil and Gas Climate Initiative);

- Shell, BP, and Statoil endorsing the "Strategic Resilience for 2035 and Beyond" shareholder resolutions that received almost unanimous investor support in 2015;
- ConocoPhillips testing its capital planning decisions against four carbon-constrained scenarios, and;
- BHP Billiton, which has oil and gas assets and competes with Chevron in some markets, releasing its "Climate Change: Portfolio Analysis" evaluating the impacts of multiple 2 degree pathways on its assets.

Publication of the report requested in this resolution demonstrates that Chevron is strategically planning to remain competitive in a carbon-constrained future and generate continued value for shareholders.

BNY MELLON
ASSET SERVICING

December 10, 2015

Ms. Anita Green
General Board of Pension and Health Benefits
1901 Chestnut Ave.
Glenview, IL 60025

Dear Ms. Anita Green,

This letter will serve as confirmation that the UMC Benefit Board, Inc., as trustee, has continuously owned shares of Chevron Corporation (Ticker: CVX) common stock, since at least December 10, 2014, and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by The Bank of New York Mellon, Custodian, for UMC Benefit Board, Inc., in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6468 with any questions.

Sincerely,

Dan Wesner
BNY Mellon
Global Institutional Accounting and Risk Solutions

Exhibit B

Chevron

2015 Proxy Statement

Notice of 2015 Annual Meeting of Stockholders
to be Held on May 27, 2015

Stockholder Proposal Regarding Dividend Policy
(Item 7 on the Proxy Card)

Whereas: In response to growing carbon constraints, a transformation of the world's energy system is occurring in the form of energy efficiency increases, disruptive technology development, decreasing costs of renewables, and growing substitution. Analysts from Citi, Deutsche Bank and Statoil, among others, predict that global oil demand could peak in the next 10-15 years.

Recognizing the risks of climate change, global governments have agreed that "the increase in global temperature should be below 2 degrees Celsius." The International Energy Agency (IEA) states that "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2 degrees Celsius goal..." Making such a scenario more likely, U.S. and China leaders recently signed an historic accord to limit greenhouse gas emissions; similarly, European leaders have committed to a 40 percent reduction by 2030.

Massive production-cost inflation over the past decade has made the industry particularly vulnerable to a downturn in demand.

- According to Bloomberg, capital expenditures by the largest oil companies has risen five-fold since 2000, yet overall industry production is nearly flat.
- Goldman Sachs notes in the past two years no major new oil project has come on stream with production costs below 70 dollars per barrel, with most in the 80-100 dollar range, raising the risk of stranded, or unprofitable, assets.
- Kepler Cheuvreux declares a "capex crisis" as companies invest in higher cost, higher carbon unconventional crude to stem conventional crude decline rates. Since 2005, annual upstream investment for oil has increased 100 percent, while crude oil supply has increased 3 percent.

Given growing global concern over climate change and actions to address it, investment analysts indicate companies may not be adequately accounting for or disclosing downside risks that could result from lower-than-expected demand for oil and cost competitive renewables.

- HSBC reports the equity valuation of oil producers could drop 40 to 60 percent under a lower carbon consumption scenario.

According to Carbon Tracker Initiative (CTI), twenty-six percent of Chevron's future project portfolio (2014-2050), representing $87 billion, requires at least $95 per barrel for a breakeven price, and 14 percent require a price of $115 per barrel. By the end of 2025, CTI expects high cost, unconventional projects to represent 36 percent of Chevron's potential future production.

Shareholders are concerned that shareholder capital is at increasing risk from capital expenditures on high cost, high carbon projects that may become stranded.

Resolved: Shareholders request the Board of Directors to adopt and issue a dividend policy increasing the amount authorized for capital distribution to shareholders in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects.

Board of Directors' Response

Your Board recommends a vote AGAINST this proposal because it believes that the proposed dividend policy is both unnecessary and unwise. The proposed dividend policy is unnecessary because funding and growing a competitive dividend is already the highest-priority use of cash for the Company, as demonstrated by the consistency and growth in dividends paid by Chevron to its stockholders historically. The proposed dividend policy is unwise because it is based on a flawed, if not dangerous, premise: that stockholders would be best served if Chevron stopped investing in its business.

Chevron shares the concerns of governments and the public about climate change risks and recognizes that the use of fossil fuels to meet the world's energy needs is a contributor to rising greenhouse gases (GHGs) in the earth's atmosphere. We believe that taking prudent, practical and cost-effective action to address climate change risks is the right thing to do. Mitigation of GHG emissions, adaptation to climate change, and continuation of scientific and technological research should all be considered. You can read more about Chevron's climate risk management and about energy demand under a restrictive GHG emissions scenario at *www.chevron.com/globalissues/climatechange/managingclimaterisk.*

Notwithstanding the intent of nations to do so, the level and pace of global policy action indicates a low likelihood of a global accord to restrict fossil fuel usage to the levels referenced by the proponents. The world's energy demand is growing, driven by the new emerging middle class. Consequently, the International Energy Agency (IEA) expects energy demand to grow 37 percent by 2040. Driven in part by the long-lived nature of the world's transportation and electricity infrastructure, the IEA's two primary world energy demand scenarios forecast fossil fuel's share of the world energy mix to range from 74 to 80 percent in 2040. Further, the combined market share of oil and natural gas in 2040 remains relatively constant in these scenarios, at approximately 50 percent. (IEA, *World Energy Outlook 2014*).

Chevron's production and resources will be needed to meet projected global energy demand, even in a carbon-constrained future. To help meet growing demand, and to compensate for natural production decline over time, Chevron must prudently invest in its business and its people, partnerships, technology, and resources. This includes investment in conventional and unconventional projects. Regarding the proponent's reference to the Carbon Tracker Initiative's predictions, Chevron makes future investment decisions to develop and produce its resources based on an analysis of projected future commodity prices and market and regulatory conditions, minimizing the risk of such assets becoming "stranded." Stopping this investment, as the proposed dividend policy suggests, would be detrimental to the Company, its stockholders, and consumers of energy around the world.

Chevron's long-standing and consistent financial priorities are to maintain and sustainably grow the dividend, fund the capital program for future earnings, maintain financial strength and flexibility, and return surplus cash to stockholders. Further, Chevron has grown the dividend for 27 consecutive years, and the compound annual growth rate of the dividend exceeded 10 percent between 2004 and 2014.

Given the significant, long-term contribution of oil and gas to meet the world's total energy demand under a broad range of climate policy scenarios and the Company's existing top financial priority to maintain and grow the dividend, the proposed dividend policy is unwarranted.

Therefore, your Board unanimously recommends that you vote **AGAINST** this proposal.

Exhibit C

Chevron

Notice of the 2011 Annual Meeting and the 2011 Proxy Statement

STOCKHOLDER PROPOSAL REGARDING FINANCIAL RISKS FROM CLIMATE CHANGE

(Item 9 on the proxy card)

Whereas:

There is a general consensus among climate scientists that, without significant intervention, climate change will result in dramatic weather events, rising sea levels, drought in some areas and significant impacts on human and ecosystem health. The Pentagon also believes that climate change will have significant national security implications.

Climate change will therefore have profound negative effects on global economies, confronting business leaders with major challenges.

Scientific, business, and political leaders globally have identified the risks of climate change for the natural environment and the global economy and therefore called for urgent action by governments and companies.

In response, numerous companies are proactively reducing their carbon footprints. Chevron is advertising on its website and in public ads many steps the company is taking to reduce greenhouse gases contributing to climate change. Proponents commend our company for this leadership.

Many investors, including members of the Investor Network on Climate Risk, representing approximately $9 trillion of assets under management and the Carbon Disclosure Project backed by investors with approximately $64 trillion in assets under management, urge companies to provide full reporting on greenhouse gas emissions and full disclosure of climate risk. The Securities and Exchange Commission mandated climate risk disclosure in company 10K Reports.

Many companies are conducting internal assessments of business risks and opportunities posed by climate change and becoming more transparent by adding sections in their 10K, Annual Reports, website and other public statements on present and future risks.

Moreover, questions about risks inherent in deep water drilling, oil sands development and hydraulic fracturing are rapidly expanding.

Clearly, climate change, other environmental risks and related government policies may have a significant impact on our investment in Chevron.

Thus it is important for Chevron to carefully study the impacts, risks and opportunities posed by climate change for our company and its future operations to enable management to respond effectively to protect and enhance shareowner value.

Resolved: Investors request Chevrons' Board of Directors to prepare a report to shareowners on the financial risks resulting from climate change and its impacts on shareowner value over time, as well as actions the Board deems necessary to provide long-term protection of our business interests and shareowner value. The Board shall decide the parameters of the study and summary report.

A summary report will be made available to investors by September 15, 2011. Cost of preparation will be kept within reasonable limits and proprietary Information omitted.

Supporting Statement:

We suggest management consider the following in their risk analysis.

- Emissions management;
- Physical risks of climate change on our business and operations, e.g. the impact of rising sea levels on operations, including the supply chain;
- Water Scarcity
- U.S. and global regulatory risks of legislative proposals for carbon taxes and cap and trade;
- "Material risk" with respect to climate change;
- Positive business opportunities;
- Reputation, brand and legal risk.

YOUR BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL

Your Board recommends a vote AGAINST this proposal because Chevron already discloses material risks related to climate change and climate change regulation in its Annual Report on Form 10-K, which is filed with the U.S. Securities and Exchange Commission (SEC) and is available at www.chevron.com. Moreover, in light of the highly uncertain regulatory environment, disclosing speculative or immaterial risks could be misleading and could result in confusion.

Chevron responds actively to the concerns of governments and the public about climate change. Now in its ninth year of implementation, Chevron's Action Plan on Climate Change continues to guide our activities in response to climate change in the areas of greenhouse gas (GHG) emissions reduction, energy efficiency improvement, research and development investment in innovative low-carbon energy technologies, and advocacy. For example:

- As of 2010, Chevron has reduced the total energy consumption required to complete all of today's business functions by 33 percent compared with the energy the Company would have consumed if we were still operating at 1992 efficiencies;
- The Gorgon project in Australia will include storage of carbon dioxide. The sequestration component is expected to be the largest in the world and will demonstrate Chevron's global leadership in this technology;
- Chevron is the world's largest producer of geothermal energy, with installed geothermal capacity in Indonesia and the Philippines of more than 1,200 megawatts, enough energy to meet the needs of 16 million people;
- Catchlight Energy LLC, Chevron's joint venture with Weyerhaeuser Co., is a research and development partnership to transform cellulosic biomass into biofuels, with a focus on commercial-scale production; and
- Chevron Energy Solutions applies proven energy-efficiency and renewable power technologies to meet the needs of customers and works within Chevron to support internal energy efficiency, reliability, and renewable energy projects.

Chevron is currently complying with GHG emissions limits under the European Union Emissions Trading Scheme (ETS) and the New Zealand ETS and is preparing for the January 1, 2012, start of cap-and-trade provisions under California's AB32. Chevron recently implemented enhanced organizational capability and governance for carbon markets, ensuring a robust response to existing and potential market-based regulation.

For capital projects, Chevron evaluates GHG emissions profiles, potential costs of carbon, opportunities for avoidance or reduction of emissions, and the potential opportunities for carbon credit generation. Since 2002, Chevron has used an enterprise-wide emissions protocol and inventory system to calculate its emissions of carbon dioxide (CO_2), methane (CH_4) and nitrous oxide (N_2O) and to estimate its energy use in accordance with industry-accepted methods. In 2009, Chevron deployed a new Web-based system that is based on industry best practices in GHG accounting and reporting.

Since 2004, Chevron has participated in the Carbon Disclosure Project, which is an annual survey conducted on behalf of more than 475 institutional investors, and has been recognized within the energy sector as a leader in five of the past six years. Chevron regularly communicates the GHG footprint of its operations and its performance against an annual GHG emissions target in the Corporate Responsibility Report available at www.chevron.com.

Chevron evaluates costs and opportunities under existing and potential regulation for both its current business and capital investments. Based on this analysis, Chevron discloses the material risks from climate change and climate change regulation in its Annual Report on Form 10-K filed with the SEC. **Therefore, your Board recommends that you vote AGAINST this proposal.**

Exhibit D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 27, 2015

Chevron Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-00368	94-0890210
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6001 Bollinger Canyon Road, San Ramon, CA	94583
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(925) 842-1000**

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 **Submission of Matters to a Vote of Security Holders.**

(a) The 2015 Annual Meeting of Stockholders of Chevron Corporation ("Chevron") was held on Wednesday, May 27, 2015.

(b) Chevron stockholders voted on the matters set forth below, with final voting results indicated. For the election of Directors in an uncontested election, each nominee who received a majority of votes cast (i.e., the number of shares voted for exceeded the number of shares voted against, excluding abstentions) was elected a Director. All other items were approved if the number of shares voted for exceeded the number of shares voted against, excluding abstentions.

(1) All nominees for election to the Chevron Board of Directors ("Board") were elected, each for a one-year term, based upon the following votes:

Nominee	Votes For		Votes Against	Abstentions	Broker Non-Votes
A.B. Cummings Jr.	1,275,237,912	99.1%	11,830,107	6,658,964	324,390,183
L.F. Deily	1,237,428,045	98.9 %	13,688,512	6,610,696	324,390,183
R.E. Denham	1,249,640,843	97.1%	37,524,232	6,562,178	324,390,183
A.P. Gast	1,276,532,513	99.2%	10,669,256	6,525,484	324,390,183
E. Hernandez Jr.	1,258,721,402	97.8%	28,194,095	6,811,756	324,390,183
J.M. Huntsman Jr.	1,271,541,914	98.8%	15,942,189	6,243,150	324,390,183
C.W. Moorman	1,273,946,633	99.0 %	13,221,038	6,559,582	324,390,183
J.G. Stumpf	1,252,882,643	97.4%	33,994,655	6,849,955	324,390,183
R.D. Sugar	1,248,423,142	97.0%	37,986,789	7,317,322	324,390,183
I.G. Thulin	1,273,688,765	99.0%	13,282,942	6,755,546	324,390,183
C. Ware	1,252,726,940	97.3%	34,409,982	6,590,331	324,390,183
J.S. Watson	1,230,634,922	97.1%	37,211,823	25,880,508	324,390,183

(2) The Board's proposal to ratify the appointment of PricewaterhouseCoopers LLP as Chevron's independent registered public accounting firm for 2015 was approved based upon the following votes:

Votes For	1,595,508,829	**99.0%**
Votes Against	15,598,635	**1.0%**
Abstentions	7,009,972	
Broker Non-Votes	Brokers were permitted to cast stockholder non-votes (i.e., uninstructed shares) at their discretion on this proposal item and such non-votes are reflected in the votes for or against or abstentions.	

(3) The Board's proposal for stockholders to approve, on an advisory basis, the compensation of Chevron's named executive officers was approved based upon the following votes:

Votes For	1,205,401,116	**94.1%**
Votes Against	75,946,121	**5.9%**
Abstentions	12,381,498	
Broker Non-Votes	324,390,183	

(4) The stockholder proposal regarding corporate charitable contributions was not approved based upon the following votes:

Votes For	53,259,045	**4.5%**
Votes Against	1,136,717,828	**95.5%**
Abstentions	103,750,380	
Broker Non-Votes	324,390,183	

(5) The stockholder proposal regarding lobbying was not approved based upon the following votes:

Votes For	337,251,519	**27.9%**
Votes Against	871,662,040	**72.1%**
Abstentions	84,813,694	
Broker Non-Votes	324,390,183	

(6) The stockholder proposal regarding the use of corporate funds for political purposes was not approved based upon the following votes:

Votes For	44,788,286	**3.6%**
Votes Against	1,197,044,859	**96.4%**
Abstentions	51,894,108	
Broker Non-Votes	324,390,183	

(7) The stockholder proposal regarding a dividend policy was not approved based upon the following votes:

Votes For	40,738,831	**3.2%**
Votes Against	1,225,537,812	**96.8%**
Abstentions	27,450,610	
Broker Non-Votes	324,390,183	

(8) The stockholder proposal regarding greenhouse gas emissions was not approved based upon the following votes:

Votes For	96,444,640	**8.2%**
Votes Against	1,085,379,460	**91.8%**
Abstentions	111,903,153	
Broker Non-Votes	324,390,183	

(9) The stockholder proposal regarding shale energy operations was not approved based upon the following votes:

Votes For	318,008,587	**26.8%**
Votes Against	870,141,217	**73.2%**
Abstentions	105,577,449	
Broker Non-Votes	324,390,183	

(10) The stockholder proposal regarding proxy access was approved based upon the following votes:

Votes For	708,419,594	**55.3%**
Votes Against	571,606,250	**44.7%**
Abstentions	13,701,409	
Broker Non-Votes	324,390,183	

(11) The stockholder proposal regarding an independent chairman was not approved based upon the following votes:

Votes For	275,719,271	**21.5%**
Votes Against	1,007,443,127	**78.5%**
Abstentions	10,564,855	
Broker Non-Votes	324,390,183	

(12) The stockholder proposal regarding an independent director with environmental expertise was not approved based upon the following votes:

Votes For	235,864,957	**19.9%**
Votes Against	951,626,249	**80.1%**
Abstentions	106,236,047	
Broker Non-Votes	324,390,183	

(13) The stockholder proposal regarding special meetings was not approved based upon the following votes:

Votes For	387,844,660	**30.3%**
Votes Against	892,392,897	**69.7%**
Abstentions	13,489,696	
Broker Non-Votes	324,390,183	

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVRON CORPORATION

Dated: June 2, 2015

By /S/ RICK E. HANSEN

Rick E. Hansen,

Assistant Secretary and Managing Counsel, Corporate Governance